J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Leerink Partners LLC

One Federal Street, 37th Floor

Boston, Massachusetts 02110

August 31, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:    Jeffrey Gabor

Re:    Zai Lab Limited

 Registration Statement on Form F-1 (File No. 333-227159)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Zai Lab Limited (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on September 5, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we expect to effect the following distribution of the Company’s Preliminary Prospectus dated August 31, 2018:

•	approximately 2,291 copies to prospective underwriters, dealers, institutional investors and individuals.

We, the undersigned, as representatives of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

CITIGROUP GLOBAL MARKETS INC.

JEFFERIES LLC

LEERINK PARTNERS LLC

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Gautham Baliga
	Name:	Gautham Baliga
	Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Nicholas Jennings
	Name:	Nicholas Jennings
	Title:	Vice President

By:	JEFFERIES LLC

By:	/s/ Matthew Kim
	Name:	Matthew Kim
	Title:	Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
	Name:	John I. Fitzgerald, Esq.
	Title:	Managing Director

[Signature Page to Acceleration Request]